ALLY WHOLESALE ENTERPRISES LLC

200 Renaissance Center

Detroit, Michigan 48265

August 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:        John Stickel

Re:	Ally Wholesale Enterprises LLC (the “Registrant”)
Registration Statement on Form S-3 (SEC File No. 333-167044) Originally Filed May 24, 2010, and as Amendment by Amendment No. 1 to Registration Statement on July 9, 2010, Amendment No. 2 to Registration Statement on July 28, 2010 and Amendment No. 3 to Registration Statement on August 10, 2010.

Ladies and Gentlemen:

The Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-167044), to 5:00 p.m., Eastern time on August 12, 2010 or as soon as possible thereafter.

The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933 and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call John C. Krocak of Kirkland & Ellis LLP, special counsel to the Registrant, at (312) 862-7037 as soon as the Registration Statement has been declared effective.

Very truly yours, ALLY WHOLESALE ENTERPRISES LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President